EXHIBIT 4.5

DESCRIPTION OF SECURITIES

Description of Capital Stock

General

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation, our bylaws and by the applicable provisions of Nevada law.

Our authorized capital stock consists of 220,000,000 shares, par value $0.0001 per share, consisting of 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.

On November 4, 2022, the Company filed a Certificate of Amendment to the Articles of Incorporation (the “Certificate of Amendment”) with the Nevada Secretary of State to effect a reverse stock split of the outstanding shares of common stock, par value $0.0001 per shares, of the Company at a ratio of one-for-thirty (30), which became effective at 12:01 a.m. on November 9, 2022. Upon effectiveness of the reverse stock split, every thirty (30) outstanding shares of common stock were combined into and automatically become one share of common stock.

Unless otherwise indicated, all references to common stock, warrants to purchase common stock, share data, per share data, and related information have been retroactively adjusted, where applicable, herein to reflect the reverse stock split of our common stock as if they had occurred at the beginning of the earlier period presented.

Common Stock

As of the date of this annual report, there were 1,711,544 shares of our common stock issued and outstanding, held by approximately 325 stockholders of record. The outstanding shares of common stock are fully paid and non-assessable. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

We have one class of common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders and do not have cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use, subject to any preferential dividend rights of outstanding preferred stock. They are also entitled to share on a pro rata basis in any distribution to our common stockholders upon our liquidation, dissolution or winding up, subject to the prior rights of any outstanding preferred stock. Common stockholders do not have preemptive rights to subscribe to any additional stock issuances by us, and they do not have the right to require the redemption of their shares or the conversion of their shares into any other class of our stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of outstanding preferred stock and any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaw

The following provisions of our articles of incorporation and bylaws could have the effect of delaying or discouraging another party from acquiring control of us and could encourage persons seeking to acquire control of us to first negotiate with our board of directors:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could adversely affect the rights of our common stockholders or be used to deter a possible acquisition of our company;

●	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

●	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our articles of incorporation and bylaws regarding the election and removal of directors;

●	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

●	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Transfer Agent and Registrar

The transfer agent of our common stock is Continental Stock Transfer & Trust Company. The address of our transfer agent is 1 State Street, 30th Floor, New York, NY 10004.

Nasdaq Capital Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “GDC.”

Preferred Stock

As of the date of this annual report, no shares of preferred stock were designated or issued and outstanding. Our board may fix the rights, preferences, privileges and restrictions of our authorized but undesignated preferred shares, including:

●	dividend rights and preferences over dividends on our common stock or any series of preferred stock;

●	the dividend rate (and whether dividends are cumulative);

●	conversion rights, if any;

●	voting rights;

●	rights and terms of redemption (including sinking fund provisions, if any);

●	redemption price and liquidation preferences of any wholly unissued series of any preferred stock and the designation thereof of any of them; and

●	to increase or decrease the number of shares of any series subsequent to the issue of shares of that series but not below the number of shares then outstanding.

You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

●	title of the series and the number of shares in the series;

●	the price at which the preferred stock will be offered;

●	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

●	the voting rights, if any, of the holders of shares of the preferred stock being offered;

●	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered, including any restrictions on the foregoing as a result of arrearage in the payment of dividends or sinking fund installments;

●	the liquidation preference per share;

●	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

●	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

●	any listing of the preferred stock being offered on any securities exchange;

●	a discussion of any material federal income tax considerations applicable to the preferred stock being offered;

●	any preemptive rights;

●	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

●	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

●	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.

Any preferred stock terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

Description of the Investor Warrants

As of the date of this annual report, the Company has warrants to purchase up to 138,890 shares of common stock of the Company (the “Investor Warrants”). The terms of the Investor Warrants are as follows:

Exercisability. The Investor Warrants are exercisable, at an exercise price of $183.00 per share, for a period of five and one-half years commencing on April 29, 2021. The Investor Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of shares of our common stock underlying the Investor Warrants under the Securities Act of 1933, as amended (the “Securities Act”) is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of our common stock purchased upon such exercise. If a registration statement or current prospectus is not effective or available for the registration of the Investor Warrants or the resale of the shares of our common stock underlying the Investor Warrants under the Securities Act, at any time after the six-month anniversary of the closing date of the offering, the holder may, in its sole discretion, elect to exercise the Investor Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the Investor Warrants.

Exercise Limitation. A holder will not have the right to exercise any portion of the Investor Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Investor Warrants. Any holder may increase or decrease such percentage, but in no event may such percentage be increased to more than 9.99%, provided that any increase will not be effective until the 61st day after such election.

Exercise Price Adjustment. The exercise price of the Investor Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. The exercise price of the Investor Warrants will also be reduced, in the event that the Company subsequently sells shares of common stock or common stock equivalents at a price which is less than the then current exercise price of the Investor Warrants, to a price equal to the per share price of the common stock in such subsequent sale. Additionally, upon obtaining the Stockholder Approval, if the exercise price is then greater than $183.00 per share, the exercise price will be reduced to $183.00 per share.

Participation Rights. If at any time we grant, issue or sell any shares of our common stock or Common Stock Equivalents (as defined in the Securities Purchase Agreement) or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any shares of our common stock (the “Purchase Rights”), the holder of the Investor Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, subject to the beneficial ownership limitations, the aggregate Purchase Rights which the holder of the Investor Warrants could have acquired if the holder had held the number of shares of our common stock acquirable upon complete exercise of the Investor Warrants.

Fundamental Transactions. If (i) we, directly or indirectly, in one or more related transactions effect any merger or consolidation of the Company with or into another person, (ii) we, directly or indirectly, effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of our Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding shares of our common stock, (iv) we, directly or indirectly, in one or more related transactions effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our shares of common stock are effectively converted into or exchanged for other securities, cash or property, or (v) we, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of our common stock (not including any shares of our common stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination, each a “Fundamental Transaction,” then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Investor Warrants with the same effect as if such successor entity had been named in such warrant itself. If holders of our shares of common stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder of Investor Warrants shall be given the same choice as to the consideration it receives upon any exercise of the Investor Warrants following such fundamental transaction. In addition, the successor entity, at the request of the holders of Investor Warrants, will be obligated to purchase any unexercised portion of the Investor Warrants in accordance with the terms of such warrants. Additionally, in the event of a Fundamental Transaction, each warrant holder will have the right to require us, or our successor, to repurchase the Investor Warrants for an amount equal to the Black-Scholes value of the remaining unexercised portion of the warrant on the terms set forth in the Investor Warrants.

Description of the Placement Agent Warrants

As of the date of this annual report, the Company has warrants to purchase up to 6.945 shares of common stock of the Company (the “Placement Agent Warrants”). The terms of the Placement Agent Warrants are as follows:

Exercisability. The Placement Agent Warrants are exercisable, at an exercise price of $180.00 per share, for a period of five years commencing six months from February 22, 2021. The Placement Agent Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of shares of our common stock underlying the Placement Agent Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of our common stock purchased upon such exercise. The Placement Agent Warrants will not be exercisable on a cashless basis.

Exercise Limitation. A holder will not have the right to exercise any portion of the Placement Agent Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants. Any holder may increase or decrease such percentage, but in no event may such percentage be increased to more than 9.99%, provided that any increase will not be effective until the 61st day after such election.

Exercise Price Adjustment. The exercise price of the Placement Agent Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Fundamental Transactions. If (i) we, directly or indirectly, in one or more related transactions effect any merger or consolidation of the Company with or into another person, (ii) we, directly or indirectly, effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of our Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding shares of our common stock, (iv) we, directly or indirectly, in one or more related transactions effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our shares of common stock are effectively converted into or exchanged for other securities, cash or property, or (v) we, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of our common stock (not including any shares of our common stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination, each a “Fundamental Transaction,” then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Placement Agent Warrants with the same effect as if such successor entity had been named in such warrant itself. If holders of our shares of common stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder of Placement Agent Warrants shall be given the same choice as to the consideration it receives upon any exercise of the Placement Agent Warrants following such fundamental transaction. In addition, the successor entity, at the request of the holders of Placement Agent Warrants, will be obligated to purchase any unexercised portion of the Placement Agent Warrants in accordance with the terms of such warrants. Additionally, in the event of a Fundamental Transaction, each warrant holder will have the right to require us, or our successor, to repurchase the Placement Agent Warrants for an amount equal to the Black-Scholes value of the remaining unexercised portion of the warrant on the terms set forth in the Placement Agent Warrants.

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